EXHIBIT 99.3

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 13, 2017 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX:MAG) (NYSE AMERICAN:MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2017. For details of the September 30, 2017 unaudited condensed interim consolidated Financial Statements and Management's Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in thousands of United States dollars (“US$”) unless otherwise specified.

2017 THIRD QUARTER HIGHLIGHTS

  New expanded Juanicipio Resource Estimate and robust 2017 PEA(1) announced subsequent to the quarter end (see press release November 7, 2017) with Base Case (2) highlights (100% basis) as follows:
    Process plant ramp up to a throughput rate of 1.4 million tonnes/year (4,000 tpd(1));
    LOM(1) payable production of 183 million ounces of silver, and on a silver equivalent basis 352 million ounces(2)
    Low LOM AISC(1) of $5.02/ounce of silver over an initial 19 years of mine-life;
    Base case pre-tax IRR(1) 64.5%; after tax IRR 44.5%;
    Base case pre-tax NPV(1)  at a 5% discount rate of $1.86 billion; after tax NPV of  $1.14 billion;
    Initial capital costs on 100 % basis as of January 1, 2018 of $360 M(1) (MAG’s 44% $158.4 M);
    Accelerated early silver flow gives less than a 2-year payback from plant start-up.

  Intensified underground development is in process to allow for the planned increase to 4,000 tpd in mining rate and processing capacity.

  Permitting based on an upgraded mine design has commenced according to the operator, Fresnillo plc (“Fresnillo”).

  Independent feasibility study by AMC expected to be completed by early 2018, as required for a production decision under the Minera Juanicipio Shareholders’ Agreement.

  Formal Minera Juanicipio and respective joint venture partner board approvals expected upon completion of the feasibility study.

  20,000 metre exploration drill program commenced in July, 2017.

  Company is well funded (cash and cash equivalents totaling $121,638 as at September 30, 2017).

(1) PEA: preliminary economic assessment; tpd: tonnes per day; LOM: life of mine; AISC: all in sustaining cost; IRR: internal rate of return; NPV: net present value; M: million.

By definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the results in the PEA will be realized.  This new PEA is based on MAG's understanding of how the project is being developed; however, Fresnillo is the project operator and the actual development plan and timeline to be set out in an independent feasibility study may be materially different.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.

(2) Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/pound (“lb”) for lead and $1.00/lb for zinc. Projected Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices.

George Paspalas, President and CEO, commented, “With the new resource and PEA just announced, we are more excited than ever about the future, and we continue our focus working with Fresnillo over the next few months to complete the feasibility study and drive ahead with a formal production decision. At the same time, we look forward to ongoing exploration on the property aimed to further expand the Deep Zone and to test other promising regional targets on the essentially unexplored joint venture ground.”

Underground Development – Juanicipio Property

The decline ramp reached the uppermost reaches of the main Valdecañas Vein in December 2016 and footwall development has since commenced. Ramp-related surface installations, offices and associated infrastructure have been completed, and construction of additional ventilation raises is on-going.  Midway through 2017, underground development was intensified to allow for the planned increase in processing capacity to 4,000 tpd.  Additional development contractors have been engaged by Minera Juanicipio, and a twinning of the access decline is advancing rapidly with the intent of providing expanded ore and waste hauling capacity.  Fresnillo, as operator, has also advised that permitting based on the upgraded 4,000 tpd design has commenced and that permits are expected to be approved prior to year end.

Exploration – Juanicipio Project

The 2017 PEA introduced a significantly expanded resource estimate for the base metal-rich Deep Zone (see press release November 7, 2017). Drilling of the Deep Zone continued through 2017, and the Deep Zone effectively remains open to depth and laterally along its entire strike length to the joint venture boundary in both directions.

Outlook – Juanicipio Project

An independent feasibility study by AMC has been commissioned by Minera Juanicipio and is expected to be completed by early in the first quarter of 2018. The feasibility study will not include Inferred Mineral Resources in the mine plan, so the results will be different from the results of the 2017 PEA.  This study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision. Upon its completion, Minera Juanicipio is expected to present the study to both its board and the respective joint venture partner board for formal development approval.  Fresnillo has advised that with the anticipated changes in design scope, Juanicipio will now be in production by the first half of 2020, which is consistent with the timeline to production in the 2017 PEA.

On the exploration front, a 20,000-metre 2017 exploration drill program commenced in July to test various targets within the Juanicipio property boundaries and to continue drilling the Deep Zone. Dr. Peter Megaw, the Company’s Chief Exploration Officer, and the MAG exploration team have been involved with Fresnillo in selecting drill targets for this program.  There are currently four drill rigs on site, three drilling from surface and one from underground.

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

As at September 30, 2017, the Company had working capital of $124,883 (September 30, 2016: $140,903) including cash and cash equivalents of $121,638 (September 30, 2016: $140,436 cash and term deposits).  The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  The Company makes cash advances to Minera Juanicipio as ‘cash called’ by the operator, Fresnillo, based on approved joint venture budgets.  In the three and nine months ended September 30, 2017, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $1,690 and $12,534 respectively (September 30, 2016: $2,122 and $7,275 respectively).

The Company's net loss for the three and nine months ended September 30, 2017 was $786 and $2,420 respectively (September 30, 2016: $1,985 and $5,509 respectively) or $0.01/share and $0.03/share respectively (September 30, 2016: $0.02/share and $0.07/share respectively).

Share based payment expense (a non-cash item) incurred in the three and nine months ended September 30, 2017 amounted to $337 and $1,874 respectively (September 30, 2016: $224 and $1,996 respectively) and estimates the fair value of share based payment transactions. Although the Company granted no stock options, RSUs or PSUs in the periods ended September 30, 2017 (September 30, 2016: nil), share based payment expense was recorded on those equity instruments vesting in the period.  In the nine months ended September 30, 2017, share based payment expense was also recorded on 66,325 DSUs (September 30, 2016: 63,287) granted under the Company’s DSU plan and an additional 5,940 DSUs (September 30, 2016: 7,086) granted to directors who elected to receive their retainer and meeting fees for the periods in DSUs rather than in cash.

The Company recorded a deferred tax recovery of $589 for the nine months ended September 30, 2017 (September 30, 2016: $1,294 deferred tax expense) related to the reversal of the deferred tax liability that was set up at December 31, 2016 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, with the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property.  In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE AMERICAN has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

This news release presents certain financial performance measures, including all in sustaining costs (AISC), cash cost and total cash cost that are not recognized measures under IFRS. This data may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This news release contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html